UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TRINITY PLACE HOLDINGS INC.
Full Name of Registrant

N/A
Former Name if Applicable

340 Madison Avenue
 Address of Principal Executive Office (Street and Number)

New York, New York 10173
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Trinity Place Holdings Inc. (the “Company”) is unable to timely file with the Securities and Exchange Commission (the “Commission”) its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, because the compilation, dissemination, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense. As part of the Company’s normal reporting process prior to releasing its 2022 second quarter and year-to-date June 30, 2022 results, the Company identified an error in the application of generally accepted accounting principles, principally as they relate to the capitalization of construction soft costs and internally allocated costs incurred in connection with the Company’s development project, which involves significant judgment. The Company has since reevaluated its accounting and determined that it needs to correct the previous accounting for such items and will restate its financial statements as of and for the year ended December 31, 2021 and for each of the quarterly periods ended June 30, September 30, and December 31, 2021 and as of and for the quarterly period ended March 31, 2022, and will revise its financial statements as of and for the quarterly period ended March 31, 2021. The Company expects that its amended Annual Report on Form 10-K/A for the year ended December 31, 2021 will disclose a material weakness in its internal controls over financial reporting due to the restatement. The impacts are expected to principally involve a reduction of net income and total assets for certain periods and other non-cash items. The Company is working diligently with its auditors to complete the review of the financial statements for the three and six months ended June 30, and currently expects to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022 within five calendar days of the required due date of August 15, 2022.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven Kahn	(212)	235-2190
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's revenues have increased for the three and six months ended June 30, 2022 as compared to the three and six months ended June 30, 2021, primarily as a result of the sale of five residential condominium units in 2022 for approximately $11.7 million.

The Company also expects a reduction in net loss for the three and six months ended June 30, 2022 primarily as a result of lower property operating expenses at 237 11th, an unrealized gain on the fair value of warrants ($2.8 million increase in the gain) and the Company's share of the gain on the sale of The Berkley ($4.4 million).

The Company is in the process of completing its analysis of the restatement error and is unable to quantify the impact to net loss for the June 30, 2022 and 2021 reporting periods. The Company does expect a reduction in real estate under development with offsetting increases to property operating expenses, interest and interest expense-amortization of deferred finance costs, and an increase in gain on sale of condominiums sold.  These estimated results of operations are subject to the finalization of the restatement amounts noted above.

TRINITY PLACE HOLDINGS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2022	By: /s/ Steven Kahn
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Sec 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.